UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Charming Shoppes, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

161133103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES Q
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,956,125
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,956,125
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,956,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,956,125
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,956,125
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,956,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 474,079
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 474,079
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 474,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 474,079
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 474,079
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 474,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,430,204
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,430,204
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,430,204
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 161133103

1	NAME OF REPORTING PERSON ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,785
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 54,785
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 161133103

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 6,430,204 Shares owned in the aggregate by Crescendo Partners II and Crescendo Partners III is approximately $33,130,132, including brokerage commissions.  The Shares owned by Crescendo Partners II and Crescendo Partners III were acquired with partnership funds.

The aggregate purchase price of the 54,785 Shares beneficially owned by Mr. Ajdler is approximately $63,518.  Of the 54,785 Shares beneficially owned by Mr. Ajdler, 15,000 were acquired with personal funds and 39,785 are Shares underlying Restricted Stock Units granted to Mr. Ajdler pursuant to the Issuer’s 2003 Non-Employee Directors Compensation Plan in his capacity as a director of the Issuer, which Mr. Ajdler may be deemed to beneficially own.

Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 115,470,106 Shares outstanding, which is the total number of Shares reported to be outstanding as of November 29, 2010, in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on December 1, 2010.

As of the date hereof, Crescendo Partners II beneficially owns 5,956,125 Shares, constituting approximately 5.2% of the Shares outstanding.  As the general partner of Crescendo Partners II, Crescendo Investments II is deemed to beneficially own the 5,956,125 Shares owned by Crescendo Partners II, constituting approximately 5.2% of the Shares outstanding.  As the managing member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II, Mr. Rosenfeld is deemed to beneficially own the 5,956,125 Shares owned by Crescendo Partners II, constituting approximately 5.2% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 5,956,125 Shares owned by Crescendo Partners II by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners II, except to the extent of their pecuniary interest therein.

As of the date hereof, Crescendo Partners III beneficially owns 474,079 Shares, constituting less than one percent of the Shares outstanding.  As the general partner of Crescendo Partners III, Crescendo Investments III is deemed to beneficially own the 474,079 Shares owned by Crescendo Partners II, constituting less than one percent of the Shares outstanding.  As the managing member of Crescendo Investments III, the general partner of Crescendo Partners III, Mr. Rosenfeld is deemed to beneficially own the 474,079 Shares owned by Crescendo Partners III, constituting less than one percent of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 474,079 Shares owned by Crescendo Partners III by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments III and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners III, except to the extent of their pecuniary interest therein.

CUSIP NO. 161133103

As of the date hereof, Mr. Ajdler beneficially owns 54,785 Shares, constituting less than one percent of the Shares outstanding.  Mr. Ajdler, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the 5,956,125 Shares owned by Crescendo Partners II and the 474,079 Shares owned by Crescendo Partners III.  Mr. Ajdler disclaims beneficial ownership of such Shares.

Item 5(c) is hereby amended to add the following:

On December 20, 2010, Crescendo Partners II effected a distribution of 483,841 Shares to a limited partner of Crescendo Partners II and on December 21, 2010, Crescendo Partners II effected a distribution of 914,159 Shares to a limited partner of Crescendo Partners II.

Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the past 60 days.  All of such transactions were effected in the open market.

CUSIP NO. 161133103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2010	CRESCENDO PARTNERS II, L.P., SERIES Q
	By:	Crescendo Investments II, LLC
General Partner

	By:	/s/ Eric Rosenfeld
		Name:	Eric Rosenfeld
		Title:	Managing Member

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO PARTNERS III, L.P.

By:	Crescendo Investments III, LLC
General Partner

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO INVESTMENTS III, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD

/s/ Arnaud Ajdler
ARNAUD AJDLER

CUSIP NO. 161133103

SCHEDULE A
Transactions in the Shares During the Past 60 Days

Shares of Common Stock (Sold)	Price Per Share ($U.S.)	Date of Sale

CRESCENDO PARTNERS III, L.P.
(22,200)	$3.65	12/16/2010